UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2006

ELGRANDE INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	000-25335	88-0409024
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

1450 Kootenay Street, Vancouver, B.C., Canada   V5K4R1

(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (604)689-0808

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any of
the following provisions (see General Instruction A.2. below):

{ } Written communications pursuant to Rule 425 under the Securities Act (17
CFR 230.425)

{ } Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
CFR 240.14a -12)

{ } Pre-commencement communications pursuant to Rule 14d-2(b) under the
Exchange Act (17 CFR 240.14d -2(b))

{ } Pre-commencement communications pursuant to Rule 13e-4(c) under the
Exchange Act (17 CFR 240.13e -4(c))

Item 4.01. Changes in Registrant's Certifying Accountant.

        On May 23, 2006, Elgrande International, Inc. ("we" or the "Company")
was informed that the Company's independent auditors, Williams & Webster,
P.S. ("W&W"), which had audited the Company's financial statements for the
last three fiscal years ended May 31, 2003, 2004, and 2005, respectively, had
resigned as the independent auditors for the Company effective that date.

        None of W&W's reports on the Company's financial statements for
any of the Company's past two fiscal years contained an adverse opinion or
disclaimer of opinion, or was qualified or modified as to uncertainty, audit
scope, or accounting principles, except for a modification as to an
uncertainty about the Company's ability to continue as a going concern.
During the Company's two most recent fiscal years and any subsequent interim
period preceding the resignation of W&W, there were no disagreements with W&W
on any matter of accounting principles or practices, financial statement
disclosure, or auditing scope or procedure, which disagreement(s), if not
resolved to the satisfaction of W&W, would have caused it to make a reference
to the subject matter of the disagreement(s) in connection with its report.
There were no "reportable events" (as defined in Item 304(a)(v) of Regulation
S-K) that occurred within the Company's two most recent fiscal years.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

    Exhibit No.   Description

    16.1   Letter of resignation of certifying accountant from
                   Williams & Webster, P.S.

                               SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934,
the Company has caused this report to be signed on its behalf by the
undersigned, thereunto duly authorized.

                    ELGRANDE.COM, INC.

                    By /s/ MICHAEL F. HOLLORAN

                       Michael F. Holloran
                       President
Date: May 30, 2006

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                         EXHIBIT INDEX

   Exhibit No.        Description
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     16.1             Letter of resignation of certifying accountant from
                      Williams & Webster, P.S.
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EXHIBIT 16.1

LETTER ON CHANGE IN CERTIFYING ACCOUNTANT FROM WILLIAMS & WEBSTER, P.S.

May 30, 2006

Securities and Exchange Commission
Office of Chief Accountant
Washington, D.C. 20549

Gentlemen:

We have read Item 4.01 of the Form 8-K dated May 30, 2006 of Elgrande
International, Inc. and are in agreement with the statements contained
therein.

Very truly yours,

/s/Williams & Webster, P.S.
Williams & Webster, P.S.
Certified Public Accountants